CETERA ADVISOR NETWORKS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934 as a Public Document

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SEC FILE NUMBER

8-29577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisor Networks LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard, Suite 1300
                              (No. and Street)

El Segundo_____CA_____ 90245-5672
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Paul Shelson   (320) 229-3191
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

 555 W 5th Street, #2700   Los Angeles   California   90013
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 3/15/2017 before me, Maria Christopher,
Date Here Insert Name and Title of the Officer

personally appeared Mark Shelson
Name(s) of Signer(s)

_______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARIA CHRISTOPHER
Commission # 2089268
Notary Public - California
Los Angeles County
My Comm. Expires Nov 8, 2018

Signature Maria Christopher
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation - CAM Document Date: 03/15/17

Number of Pages: ________ Signer(s) Other Than Named Above: ________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: Mark Shelson	Signer's Name: ________________
☑ Corporate Officer — Title(s): CFO	☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ________________	☐ Other: ________________
Signer Is Representing: ________	Signer Is Representing: ________

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement as of December 31, 2016, pertaining to Cetera Advisor Networks LLC (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Paul Shelson 03/15/17
Signature   Date

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

We have audited the accompanying statement of financial condition of Cetera Advisors Networks LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cetera Advisors Networks LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 15, 2017

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	31,539,708
Fees and commissions receivable		25,451,065
Receivable from clearing broker		422,518
Other receivables		9,939,540
Other assets, net of allowances of $366,548		2,257,571
TOTAL	$	69,610,402

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$	26,223,194
Accrued expenses and accounts payable		2,939,527
Accrued compensation		8,350,676
Deferred revenue		1,083,184
Other liabilities		6,161,979
Total liabilities		44,758,560

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBER'S EQUITY		24,851,842
TOTAL	$	69,610,402

The accompanying notes are an integral part of the statement of financial condition.

CETERA ADVISOR NETWORKS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Commissions Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product manufacturers, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and accrued receivables from its clearing broker related to fees charged to client accounts.

Other Assets

Other assets consist primarily of accrued marketing allowances and loans and advances to advisors.

Share-Based Compensation

Aretec allocates share-based compensation expense to the Company. Aretec grants restricted stock awards to certain employees under the Aretec Group, Inc. 2016 Equity Incentive Plan (the "Aretec Equity Plan") which provides for the grant of option rights or appreciation rights, restricted stock, restricted stock units, performance shares or performance units, and dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. The Company recognizes its portion of the expense in employee compensation and benefits expense in the statement of income on a straight-line basis for these awards over the vesting period that ranges from 3 to 5 years based on the grant date fair value of the awards. The offset to payroll and benefits expense is reflected as an increase in member's equity.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its financial statements using the separate return method and settles balances through an intercompany account with Cetera Financial. As part of the company's tax sharing agreement with Cetera Financial, the Company does not separately record deferred income taxes.

As of December 31, 2016, the Company determined that it had no uncertain tax positions that affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2013. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

3. **FAIR VALUE DISCLOSURES**

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2016, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2016 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$20,281,587	$ -	$ -	$20,281,587
Securities owned – recorded in other assets:				
Equity securities	2,027	-	-	2,027
Mutual funds and unit investment trusts	28,307	-	-	28,307
Total trading securities	30,334	-	-	30,334
Total	$20,311,921	$ -	$ -	$20,311,921
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Mutual funds	$ 14,801	$ -	$ -	$ 14,801
Total	$ 14,801	$ -	$ -	$ 14,801

4. NOTES RECEIVABLE

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, the Company considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

The Company's notes receivable for the year ended December 31, 2016 included in other assets were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance, net of allowance	$ 854,764	$ 22,060	$ 876,824
Originated loans	-	-	-
Interest accruals	2,462	-	2,462
Collections	(189,241)	(22,060)	(211,301)
Forgiveness/amortization	(306,938)	-	(306,938)
Allowance, net	96,973	-	96,973
Ending balance, net of allowance	$ 458,020	$ -	$ 458,020

The following table presents the Company's allowance for uncollectible amounts due from financial advisors for the year ended December 31, 2016:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 359,821	$ -	$ 359,821
Provision for bad debt	(1,907)	-	(1,907)
Charge off - net of recoveries	(95,066)	-	(95,066)
Total change	(96,973)	-	(96,973)
Ending balance	$ 262,848	$ -	$ 262,848

5. INCOME TAXES

The Company believes that, as of December 31, 2016, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2016.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2013. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2015.

The Company settles income tax balances through an intercompany account with Cetera Financial. As of December 31, 2016 outstanding income taxes receivable from Cetera Financial of $555,469 were included in other receivables.

6. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2016 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

7. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. At December 31, 2016, outstanding receivables from affiliates in connection with these services of $1,053,745 were included in other receivables. Such expenses, which include overhead services related to marketing and communication, IT, finance and administration, operations and risk management, are recorded because of transactions and agreements with affiliates, and may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial.

8. OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases and maintenance costs, which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ended December 31,
2017	$ 92,162
2018	93,075
2019	46,994
Total	$ 232,231

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the

outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statements of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of the individual losses. These matters, when they arise, are generally arbitrations or other matters brought against the Company.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2016, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2016, the Company had net capital of $10,513,878, which was $10,263,878 in excess of required net capital of $250,000.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits all customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. SUBSEQUENT EVENT

The Company has evaluated activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

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